	Ordinary Shares	New Ordinary Shares	Total Shares	Fully Diluted Ownership
Shani	276,666		5 668 000	28.34%
Gabe	276,666		5 666 000	28.33%
Bella	276,667		5 666 000	28.33%
Equity Trust Company Custodian FBO Albert F. Li IRA		30,000	600 000	3.00%
Red Tattoo, Inc		20,000	400 000	2.00%
ESOP	100,001		2 000 000	10.00%
Total	**930,000**	**50,000**	**20 000 000**	**100.00%**